UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

THE COAST DISTRIBUTION SYSTEM, INC.

(Name of Subject Company)

THE COAST DISTRIBUTION SYSTEM, INC.

(Name of Persons Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

190345108

(CUSIP Number of Class of Securities)

James Musbach

President and Chief Executive Officer

The Coast Distribution System, Inc.

350 Woodview Avenue

Morgan Hill, California 95037

(408) 782-6686

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

With copies to:

Ben A. Frydman, Esq.

Stradling Yocca Carlson & Rauth, P.C.

660 Newport Center Drive, Suite 1600

Newport Beach, California 92660

(949) 725-4000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9C consists of the following documents relating to the proposed acquisition of The Coast Distribution System, Inc., a Delaware corporation (the “Company”), by LKQ Corporation, a Delaware corporation (“LKQ”), pursuant to the terms of an Agreement and Plan of Merger dated July 8, 2015, by and among the Company, LKQ, Keystone Automotive Operations, Inc., a Pennsylvania corporation and a direct or indirect wholly-owned subsidiary of LKQ (“Parent”), and KAO Acquisition Sub, Inc., a Delaware corporation and a direct or indirect wholly-owned subsidiary of Parent (“Acquisition Sub”):

(i)	a joint press release issued by the Company and LKQ, dated July 9, 2015, announcing the entry into the Merger Agreement, a copy of which is attached hereto as Exhibit 99.1 and incorporated herein by reference;

(ii)	a message to the Company’s employees, dated July 9, 2015, from James Musbach, the Company’s President and Chief Executive Officer, which is attached hereto as Exhibit 99.2 and incorporated herein by reference;

(iii)	a form of message to the Company’s customers, first used or made available on July 9, 2015, which is attached hereto as Exhibit 99.3 and incorporated herein by reference; and

(iv)	a form of message to the Company’s suppliers and other partners that was first used or made available on July 9, 2015, which is attached hereto as Exhibit 99.4 and incorporated herein by reference.

The information set forth under Items 1.01, 7.01 and 9.01 of the Current Report on Form 8-K filed by the Company on July 9, 2015 (including all exhibits attached thereto and incorporated therein by reference), is incorporated herein by reference.

Notice to Investors

The tender offer for all of the outstanding shares of common stock of the Company described in this filing (the “Offer”) has not yet commenced. This filing and the attached exhibits are not an offer to buy or a solicitation of an offer to sell any securities of the Company. The solicitation and the offer to buy shares of the Company’s common stock will only be made pursuant to a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and other related materials that LKQ, Parent, and Acquisition Sub intend to file with the U.S. Securities and Exchange Commission (the “SEC”). In addition, the Company will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the Offer. Once filed, investors will be able to obtain the tender offer statement on Schedule TO, the offer to purchase, the Solicitation/Recommendation Statement of the Company on Schedule 14D-9 and related materials with respect to the Offer and the merger of Acquisition Sub with and into the Company, with the Company surviving as a wholly-owned subsidiary of Parent (the “Merger”), free of charge at the website of the SEC, located at www.sec.gov, and from the information agent named in the tender offer materials. Investors may also obtain, at no charge, any such documents filed with or furnished to the SEC by the Company under the “Investors” section of the Company’s website at www.coastdistribution.com. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ, CAREFULLY AND IN THEIR ENTIRETY, THESE DOCUMENTS WHEN THEY BECOME AVAILABLE, INCLUDING THE COMPANY’S SOLICITATION/RECOMMENDATION STATEMENT AND ANY AMENDMENTS THERETO, AS WELL AS ANY OTHER DOCUMENTS RELATING TO THE OFFER OR THE MERGER THAT ARE FILED WITH THE SEC, BEFORE MAKING ANY DECISION WITH RESPECT TO WHETHER TO TENDER THEIR SHARES PURSUANT TO THE OFFER, BECAUSE THESE DOCUMENTS CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER.

Forward-Looking Statements

Statements included in this Schedule 14D-9C that are not a description of historical facts are forward-looking statements. Words or phrases such as “believe,” “may,” “could,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “seek,” “plan,” “expect,” “should,” “would” or similar expressions are intended to identify forward-looking statements, and are based on the Company’s current beliefs and expectations. Such statements are qualified by the inherent risks and uncertainties surrounding future expectations generally and also may materially differ from actual future experience involving any one or more of such statements. These forward-looking statements include without limitation statements regarding the planned completion of the Offer and the Merger. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The Company’s actual future results may differ materially from the Company’s current expectations due to the risks and uncertainties inherent in its business. Such risks and uncertainties include, but are not limited to: uncertainties as to the timing of the Offer and the Merger; uncertainties as to the percentage of the Company’s stockholders tendering their shares of the Company’s common stock in the Offer; the possibility that competing offers will be made; the possibility that various closing conditions for the Offer or the Merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Merger; the effects of disruption caused by the transaction making it more difficult to maintain relationships with employees, collaborators, customers, vendors and other business partners; the risk that stockholder litigation in connection with the Offer or the Merger may result in significant costs of defense, indemnification and liability; the possibility that expected benefits may not materialize as expected; and other risks and uncertainties pertaining to the business of the Company, including the risks detailed under “Risk Factors” and elsewhere in the Company’s public periodic filings with the SEC, as well as the tender offer materials to be filed by LKQ, Parent and Acquisition Sub and the Solicitation/Recommendation Statement to be filed by the Company in connection with the Offer. All forward-looking statements are qualified in their entirety by this cautionary statement and the Company undertakes no obligation to revise or update this report to reflect events or circumstances after the date hereof, except as required by law. This caution is made under the safe harbor provisions of Section 21E of the Private Securities Litigation Reform Act of 1995.

INDEX TO EXHIBITS

Exhibit Number	Description

99.1	Joint press release issued by the Company and LKQ, dated July 9, 2015.

99.2	Message to the Company’s employees from James Musbach, the Company’s President and Chief Executive Officer, dated July 9, 2015.

99.3	Form of message to the Company’s customers, first used or made available on July 9, 2015.

99.4	Form of message to the Company’s suppliers and other partners, first used or made available on July 9, 2015.

E-1